Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-173672
September 20, 2011

John Deere Capital Corporation

$40 million Floating Rate Senior Notes due September 22, 2014

Issuer:	John Deere Capital Corporation
Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Services
Note Type:	Medium Term Notes, Series E
Issue Size:

$40,000,000. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $310 million Floating Rate Senior Notes Due September 22, 2014. The notes hereby will have the same CUSIP number as the previously issued Floating Rate Senior Notes Due September 22, 2014 and will trade interchangeably with the previously issued Floating Rate Senior Notes Due September 22, 2014 immediately upon settlement.  Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $350,000,000

Trade Date:	September 20, 2011
Settlement Date (T+2):	September 22, 2011
Maturity Date:	September 22, 2014
Benchmark:	3-Month USD LIBOR
Coupon:	3-Month USD LIBOR+53bps
Coupon Payment Dates and Interest Rest Dates	Quarterly on the 22nd of March, June, September and December, commencing on December 22, 2011 and ending on the maturity date.
Interest Determination Dates	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date	September 20, 2011
Day Count:	Actual / 360
Day Count Convention	Modified Following, Adjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Redemption Provision	N/A
Price to Public:	100.000%
Gross spread:	0.150%

Net proceeds (%):	99.850%
Net Proceeds ($):	$39,940,000
CUSIP:	24422ERG6
Sole Book-Running Manager	Deutsche Bank Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611

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